To : The Board of Directors
Innocom Technology Holdings, Inc.
Room 1501 Bank of East Asia Harbour View Centre
56 Gloucester Road
Wanchai
Hong Kong

Dear Sirs,

Re: Resignation Letter

I, Tay Siew Leng, hereby tender my resignation as non-executive Director of your Company with immediate effect.

I confirm that I have no claim against your company in respect of fees or in respect of compensation for loss of office.

Yours faithfully,

Tay Siew Leng

Tay Siew Leng
Date: 18/12/2008